                                                                Exhibit 99(e)

                           Entergy New Orleans, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                       March 31,
                                                             1998     1999    2000     2001     2002     2003
Fixed charges, as defined:
  Total Interest                                            $14,792  $14,680 $15,891  $19,661  $27,950  $28,156
  Interest applicable to rentals                              1,045    1,281   1,008      977    1,043    1,014
                                                            ---------------------------------------------------
Total fixed charges, as defined                              15,837   15,961  16,899   20,638   28,993   29,170

Preferred dividends, as defined (a)                           1,566    1,566   1,643    2,898    2,736    2,742
                                                            ---------------------------------------------------

Combined fixed charges and preferred dividends, as defined  $17,403  $17,527 $18,542  $23,536  $31,729  $31,912
                                                            ===================================================

Earnings as defined:

  Net Income                                                $16,137  $18,961 $16,518  ($2,195)   ($230)    (617)
  Add:
    Provision for income taxes:
     Total                                                   10,042   13,030  11,597   (4,396)    (422)    (725)
    Fixed charges as above                                   15,837   15,961  16,899   20,638   28,993   29,170
                                                            ---------------------------------------------------

Total earnings, as defined                                  $42,016  $47,952 $45,014  $14,047  $28,341  $27,828
                                                            ===================================================

Ratio of earnings to fixed charges, as defined                 2.65     3.00    2.66     0.68     0.98     0.95
                                                            ===================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                               2.41     2.74    2.43     0.60     0.89     0.87
                                                            ===================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%)
    minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31,
    2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended September 30,
    2002 were not adequate to cover combined fixed charges and preferred dividends by $13.6 million and $16.3 million, respectively.
